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18000871

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
FEB 23 2018
WASH D.C.

SEC FILE NUMBER
8-38485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Planners' Financial Services of America, A Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7333 E Doubletree Ranch Road Suite 120
(No. and Street)

Scottsdale	AZ	85258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael A Baker (480) 991-0225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, Michael A Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Planners' Financial Services of America, A Limited Partnership, as of and for the year ended December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSEMARY L TIPTON
Notary Public - Arizona
Maricopa County
My Comm. Expires Jul 25, 2021

Notary Public

Signature

Executive Vice President and Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Partners of
United Planners' Financial Services of America

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of United Planners' Financial Services of America, a Limited Partnership (the "Partnership"), as of December 31, 2017, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as United Planners' Financial Services of America's auditor since 2014.
Walnut Creek, California
February 15, 2018

United Planners' Financial Services of America, A Limited Partnership
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	7,614,461
Commissions receivable		2,928,131
Clearing deposit		100,000
Property and equipment, net		240,212
Other assets		2,976,414
Total assets	$	13,859,218
Liabilities and Partners' Capital		
Liabilities		
Commissions payable	$	3,082,871
Accrued compensation and other liabilities		2,479,833
Accounts payable		286,109
Total liabilities		5,848,813
Partners' Capital		
General Partner		4,312,385
Limited Partners		3,698,020
Total Partners' capital		8,010,405
Total liabilities and Partners' capital	$	13,859,218

The accompanying notes are an integral part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Income
Year ended December 31, 2017

Revenues	
Commissions	$ 36,522,564
Advisory fees	51,448,522
Mutual fund and 12b-1 fees	11,502,979
Representative services and other	2,986,701
Interest	44,818
Total revenues	102,505,584
Operating Expenses	
Commissions	88,515,405
Employee compensation and benefits	7,697,302
Professional services	941,279
General and administrative	919,799
Office	585,748
Ticket charges	356,210
Communications and data processing	319,128
Advertising and sales	253,309
Rent	251,654
Other	167,405
Depreciation	43,705
Total operating expenses	100,050,944
Net income	$ 2,454,640

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Changes in Partners' Capital
Year ended December 31, 2017

	General Partner's Capital	Limited Partners' Capital	Total
Balance - January 1, 2017	$ 3,925,977	$ 3,536,283	$ 7,462,260
Distributions	(753,320)	(1,153,175)	(1,906,495)
Net income - preferred return	158,633	115,796	274,429
Net income - residual allocation	981,095	1,199,116	2,180,211
Balance - December 31, 2017	$ 4,312,385	$ 3,698,020	$ 8,010,405

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Cash Flows
Year ended December 31, 2017

Cash flows from operating activities:	
Cash received from commissions, investment advisory fees, mutual fund fees and 12b-1 fees	$ 98,832,450
Other cash receipts	2,986,701
Interest received	44,818
Cash paid for commissions	(88,264,095)
Cash paid to vendors and employees	(11,256,842)
Net cash provided by operating activities	2,343,032
Cash flows from investing activities:	
Purchases of property and equipment	(117,058)
Loans issued to representatives	(1,067,500)
Net cash used for investing activities	(1,184,558)
Cash flows from financing activities:	
Partners' capital distributions	(1,780,717)
Net cash used for financing activities	(1,780,717)
Net decrease in cash and cash equivalents	(622,243)
Cash and cash equivalents - beginning of year	8,236,704
Cash and cash equivalents - end of year	$ 7,614,461
Non-cash investing and financing activities:	
Distributions applied to non-forgiveable loans	$ 125,778

The accompanying notes are an integral part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Cash Flows - Continued
Year ended December 31, 2017

Reconciliation of net income to net cash provided by operating activities:

Net income	$ 2,454,640
Adjustments to reconcile net income to net cash provided by operating activities:	
Compensation through forgiveness of loans issued to representatives	221,223
Depreciation	43,705
Changes in assets and liabilities:	
Increase in commissions receivable	(641,615)
Increase in other assets	(232,464)
Increase in commissions payable	251,310
Increase in accounts payable	63,145
Increase in accrued compensation and other liabilities	183,088
Net cash provided by operating activities	$ 2,343,032

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Description of Operations

United Planners' Financial Services of America, A Limited Partnership (the "Partnership"), is a securities broker-dealer licensed in all states. The Partnership is subject to regulation under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership was formed on August 21, 1987 although the partnership agreement has since been amended and restated, and shall continue until August 21, 2075.

The General Partner of the Partnership is United Planners' Group, Inc. (the "Corporation"), an Arizona Corporation, while the limited partners are participating brokers who are also independent contractors of the Partnership.

The Partnership was established to conduct the business of a broker-dealer/general agency engaged in the investment in and distribution of securities, investment programs, and other financial services products. The Partnership acts as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, mutual fund, life insurance company, or limited partnership.

The Partnership transmits all customer funds and securities to the clearing enterprise, which maintains and preserves all accounts and records of the Partnership's customers. The clearing enterprise receives a fee for this service, which is a percentage of the gross commission on agency transactions or the net trading profits after clearing fees on principal transactions.

The Partnership is also a Registered Investment Advisor under the Investment Advisors Act of 1940.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Partnership prepares its financial statements in accordance with U.S. generally accepted accounting principles.

Statement of Cash Flows

For purposes of the statement of cash flows, cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Note 2 – Summary of Significant Accounting Policies - Continued

Commissions Receivable and Commissions Payable

Commissions receivable primarily represent commissions due to the Partnership from the sale of financial products. Commissions payable represent amounts due to the Partnership's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments

The carrying amount of certificates of deposit, commissions receivable, commissions payable and other liabilities, approximates fair value due to the short-term maturity of those instruments.

Property and Equipment

Property and equipment is recorded at cost and depreciated or amortized using the straight-line method based on estimated useful lives ranging from four to eight years.

Clearing Deposits

Clearing deposits represent a deposit maintained with a clearing broker-dealer in connection with the use of their services.

Other Assets

Other assets include notes receivable of $2,098,195 and are due from representatives and limited partners. They are considered fully collectible and are carried at the lower of their carrying value or fair value. As of December 31, 2017, the carrying value of notes receivable approximates fair value, which is determined based on current market information for similar instruments.

Securities Transactions

Securities transactions for the Partnership's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Investment Advisory Fees

Fees are generally billed to clients quarterly in advance or arrears, and based on either the period ending balance or average balance of total assets held. For accounts that are opened in the middle of a quarter, the fees are pro-rated accordingly and billed at the end of the quarter. Investment advisory fees are received quarterly, but are recognized as earned on a pro-rata basis over the term.

Note 2 – Summary of Significant Accounting Policies - Continued

Commissions Revenue, Mutual Fund and 12b-1 Fees

The Partnership, as an introducing broker-dealer, records commission and income from principal transactions on a trade-date basis. Fees paid to the clearing broker-dealer, such as ticket charges, are recorded as expenses. In addition, the Partnership, as selling agent for various investment and insurance companies, records commission income when earned as specified under the participating agreements. Commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber.

Income Taxes

The Partnership files a partnership tax return with the earnings and losses included in the income tax returns of the general and limited partners who are taxed depending on their respective tax status.

Management evaluates annually its tax positions and, if applicable, adjusts its income tax provision accordingly. As of December 31, 2017, no uncertain tax positions have been identified and accordingly, no provision has been made. The Partnership is no longer subject to examinations by major tax jurisdictions for years before 2013.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising expense for the year ended December 31, 2017 was $105,750, which was recorded as a component of advertising and sales.

Comprehensive Income

There are no differences between comprehensive income and net income in the accompanying statements of income.

Uses of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Concentration of Credit Risk

As of December 31, 2017, $250,000 of the Partnership's bank balances were insured by the Federal Deposit Insurance Corporation, and $7,799,225 was uninsured consisting of cash of $4,035,499 and money market accounts of $3,763,726. The Partnership has never experienced any losses related to these balances.

Note 4 – Fair Value Measurements

Financial accounting standards define fair value and include a framework for measuring fair value and establish a fair value hierarchy which prioritizes valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes valuation techniques used to measure fair value into three broad levels:

- *Level 1* - Valuation based on unadjusted quoted prices within active markets for identical assets or liabilities accessible or payable by the Partnership.
- *Level 2* - Valuation based on quoted market prices for similar assets or liabilities within active or inactive markets or information other than quoted market prices observable through market data for substantially the full term of the asset or liability.
- *Level 3* - Valuation based on inputs other than quoted market prices that reflect assumptions about the asset or liability that market participants would use when performing the valuation based on the best information available in the circumstances.

As of December 31, 2017, the Partnerships' assets and liabilities measured at fair value on a recurring basis consist of the following:

	Level 1	Level 2	Level 3	Total
Money market accounts	$ -	$ 3,763,726	$ -	$ 3,763,726
Total	$ -	$ 3,763,726	$ -	$ 3,763,726

During 2017, the Partnership did not have any assets or liabilities measured on a non-recurring basis.

Note 5 – Property and Equipment

Property and equipment as of December 31, 2017 are as follows:

Equipment	$ 398,791
Leasehold improvements	32,944
Furniture	307,133
Computer software	12,083
Total	750,951
Less accumulated depreciation	510,739
Property and equipment, net	$ 240,212

Note 6 – Employee Benefit Plan

Effective January 1, 2008, the Partnership established the United Planners' Financial Services of America 401(k) Plan (the "Plan"), which covers all eligible employees. During 2017 the Partnership matched 100% of the first 4% of employee contributions and 50% of the next 3% of employee contributions. The Partnership's share of contributions to the Plan for the year ended December 31, 2017 was $218,016.

Note 7 – Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Regulatory net capital is calculated as total partners' capital plus subordinated liabilities, less non-allowable assets and applicable haircuts.

As of December 31, 2017, the Partnership had regulatory net capital of $4,685,199, which was $4,295,278 in excess of its required net capital of $389,921. As of December 31, 2017, the Partnership's aggregate indebtedness was 1.25 times its net capital.

Note 8 – Reserve and Possession or Control Requirements

Rule 15c3-3 ("The Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

Note 8 – Reserve and Possession or Control Requirements – Continued

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Partnership's business, these conditions are satisfied and the Partnership claims an exemption under subparagraph (k)(2)(ii) of the Rule.

Note 9 – Allocation of Profits and Losses and Cash Distributions

The Limited Partnership Agreement, as amended and restated, states that allocable profits and losses (as defined in the agreement) shall be allocated 45% to the General Partner and 55% to the Limited Partners. Limited Partners and General Partners are to receive a minimum of 25% and 50%, respectively, of any allocation in cash. Losses incurred prior to December 1993, were allocated 100% to the General Partner.

The Limited Partnership Agreement also defines a Preferred Return on Capital Invested (the "Preferred Return"). The rate used for the Preferred Return is determined annually at the General Partner's discretion. For the year ended December 31, 2017, the Preferred Return was $274,429.

Note 10 – Related-Party Transactions

The Partnership reimbursed the Corporation for certain employee benefits and technology use charges totaling $269,700 for the year ended December 31, 2017, which are reported as a component of operating expenses.

The Partnership occasionally enters into certain representative affiliation agreements with some limited partners. Under these agreements the Partnership advances funds to assist with the costs of transition and other business needs. Once certain production and other requirements are met, these advances are either repaid or considered compensation. During 2017, $168,256 of these advances were repaid through commissions or partner allocations and $221,223 were reported as recruiting expenses included in general and administrative expenses. As of December 31, 2017, advances in the amount of $2,098,195 were reported as other assets.

During the year ended December 31, 2017, the Partnership paid a company sharing common ownership with the Partnership $172,679 for technology development services.

Note 11 – Contingent Liabilities

The Partnership is a defendant in lawsuits arising in the normal course of business. It is the opinion of management that the probability of losses, if any, that will result from the litigation will not be material to the financial position or results of operations of the Partnership. It is reasonably possible that a loss that would be material to the Partnership would be incurred in future years as a result of ensuing arbitration, mediation or litigation.

Note 12 – Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of customers, including financial institutions. The Partnership introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may result in the Partnership's inability to liquidate the customer's collateral at an amount equal to the original contracted amount.

Agreements between the Partnership and its clearing agents require the Partnership to assume any exposure related to such nonperformance of its customers. The Partnership monitors its customers' activity by reviewing information it receives from its clearing agents on a daily basis. Upon customer nonperformance, the registered representative is obligated to compensate the Partnership. Accordingly, the Partnership is at risk to the extent it does not obtain reimbursement from its representatives.

Note 13 – Commitments and Contingencies

The Partnership leases its office space under an operating lease agreement expiring on October 31, 2018. The Partnership's rent expense was $251,654 for the year ended December 31, 2017 under this agreement.

The following are future minimum lease payments on its non-cancelable operating lease:

Years ending December 31,	Amount
2018	192,607
Total	$ 192,607

Note 14 – Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers: In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Note 14 – Recently Issued Accounting Pronouncements (continued)

It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard, and all subsequent amendments on our financial statements, and have not elected a transition method.

Leases: In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2020 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements.

Financial Instruments - Credit Losses: In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326}" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements.

Note 15 – Subsequent Events

Management has evaluated subsequent events through February 15, 2018, the date the financial statements were issued. In February 2018, the Enforcement Section of the Massachusetts Securities Division of the Office of the Secretary of the Commonwealth filed an Administrative Complaint to commence adjudicatory proceedings against a Partnership financial representative and the Partnership seeking disgorgement of all profits and other direct or indirect remuneration received and restitution for all losses attributable to the alleged wrongdoing. The total amount of loss related to this matter is currently unknown and management intends to contest the allegations vigorously.

United Planners' Financial Services of America, A Limited Partnership
Schedule I - Computation of Net Capital for
Brokers and Dealers Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2017

Net Capital:	
Total partners' capital qualified for net capital	$ 8,010,405
Deductions - nonallowable assets:	
Commissions receivable	33,260
Property and equipment, net	240,212
Other assets	2,976,414
Total deductions	3,249,886
Net capital before haircuts	4,760,519
Less haircuts:	
Haircuts	75,320
Total haircuts	75,320
Net Capital	$ 4,685,199
Aggregate indebtedness	$ 5,848,813
Minimum capital required	$ 389,921
Net capital in excess of minimum capital required	$ 4,295,278
Ratio of aggregate indebtedness to net capital	1.25 to 1

Reconciliation with Partnership's Net Capital Computation:

There were no material differences noted in the Partnership's Net Capital Computation as of December 31, 2017.

United Planners' Financial Services of America, A Limited Partnership
Schedule II - Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Commission
Year ended December 31, 2017

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Partnership's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Partners of
United Planners' Financial Services of America

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) United Planners' Financial Services of America, a Limited Partnership (the "Partnership"), identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Partnership stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 15, 2018

UNITED PLANNERS
FINANCIAL SERVICES
A LIMITED PARTNERSHIP
7333 EAST DOUBLETREE RANCH ROAD, SUITE 120, SCOTTSDALE, ARIZONA 85258
TEL (480) 991-0225 FAX (480) 991-2714

February 15, 2018

Exemption Report Required by SEC Rule 17a-5

United Planners' Financial Services of America, LP. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision of k(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Michael A Baker, swear that to the best of my knowledge and belief, this exemption report is true and correct.

Respectfully submitted,

Michael A Baker, CPA
Executive Vice President and Chief Financial Officer